Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2006	2005
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	18,421	19,991
Net income available to common stockholders	$12,594	$10,075
Net income per share—basic	$0.68	$0.50
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	18,421	19,991
Net effect of dilutive stock options based on the treasury stock method using the average market price	229	222
Total	18,650	20,213
Net income available to common stockholders	$12,594	$10,075
Net income per share—diluted	$0.68	$0.50